EXHIBIT 99.1

B2Gold Announces Total Consolidated Gold Production for 2024 of 804,778 oz, Within the Revised 2024 Guidance Range; Total Gold Production for 2025 Anticipated to be Between 970,000 and 1,075,000 oz; Goose Project Remains On Track for First Gold in Q2 2025 and Total Capital Estimate Remains at C$1,540 Million

VANCOUVER, British Columbia, Jan. 13, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and revenue results for the fourth quarter and full year 2024, as well as its 2025 total gold production guidance and 2025 cost guidance for its current operating mines. All dollar figures are in United States dollars unless otherwise indicated.

Q4 and Full Year 2024 Highlights

  Total gold production of 186,001 ounces in Q4 2024: Total gold production in the fourth quarter of 2024 was 186,001 ounces. At the Fekola Mine, production was lower than expected due to the continued delays in accessing higher-grade ore from Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability had returned to full capacity and mining rates were at expected levels at the end of 2024. The Fekola Mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule. Masbate and Otjikoto both continued to outperform expectations in the fourth quarter of 2024, which partially offset a portion of the lower than expected production levels at Fekola during the fourth quarter.
  Total annual consolidated gold production of 804,778 ounces: Total consolidated gold production for 2024 was 804,778 ounces (including 19,644 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), at the low end of the Company’s revised 2024 guidance range.
  Strong quarterly gold revenue to finish 2024: Consolidated gold revenue in the fourth quarter of 2024 was $500 million on sales of 187,793 ounces at an average realized gold price of $2,661 per gold ounce. For the full year 2024, consolidated gold revenue was $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per gold ounce.
  Re-affirm full year 2024 total consolidated cost guidance: Total consolidated cash operating costs (see “Non-IFRS Measures”) for the year (including attributable results for Calibre) are still expected to be at the upper end of the guidance range of between $835 and $895 per ounce and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) for the year (including attributable results for Calibre) are still forecast to be at the upper end of the revised guidance range of between $1,420 and $1,480 per ounce.
  Achieved significant safety milestone of 6 years without a Lost Time Injury at Masbate: On November 17, 2024, the Masbate Mine, located in the Philippines, achieved a major safety milestone, six years without a Lost Time Injury (“LTI”). Further, Masbate has only seen one LTI in approximately the last ten years. B2Gold has a longstanding commitment to continuous safety improvement at all of its sites, and its goal of sending everyone home safe at each of its operations and projects.
  Renewed revolving credit facility in December 2024, increasing the total borrowing capacity to $800 million: On December 17, 2024, B2Gold completed the renewal of its revolving credit facility, increasing the total available amount from $700 million to $800 million, plus a $200 million accordion feature. The new revolving credit facility has a term until December 17, 2028. The revolving credit facility was completed with a syndicate of banks: Canadian Imperial Bank of Commerce, ING Bank N.V., The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, HSBC Bank USA, National Association and Citibank N.A., Canadian Branch.

2025 Guidance Highlights

  Total gold production is anticipated to be between 970,000 and 1,075,000 ounces: Total gold production for 2025 is expected to be between 970,000 and 1,075,000 ounces. The expected increase in gold production relative to 2024 is predominantly due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the meaningful deferred stripping campaign that was undertaken throughout 2024, the expected contribution from Fekola Regional starting in mid-2025, the commencement of mining of higher-grade ore at Fekola underground, and the commencement of gold production at the Goose Project by the end of the second quarter of 2025, partially offset by the scheduled conclusion of open pit mining activities at the Otjikoto Mine in the third quarter of 2025.
  Total consolidated cash operating costs and all-in sustaining costs remain stable: Total consolidated cash operating cost guidance (see “Non-IFRS Measures”) for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 of between $835 and $895 per gold ounce. Total all-in sustaining cost guidance (see “Non-IFRS Measures”) for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 of between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after publication in the first quarter of 2025 of B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves.
  B2Gold’s initial Goose Project life of mine plan to be released at the end of the first quarter of 2025 based on updated Mineral Reserves: The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 310,000 ounces per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031.
  Total Goose Project construction and mine development cash expenditure estimate before first production remains at C$1,540 million: As of September 30, 2024, C$1,176 million of construction and mine development cash expenditures (or 76% of the total estimated cash expenditures) had been incurred. Based on its unaudited November 2024 cost report, the Company estimates that approximately 83% of the total estimated cash expenditures to first gold had been incurred as of November 30, 2024. Reconciled total cash expenditures as of December 31, 2024, will be published with the Company’s year-end financial statements to be released in February 2025. Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to the first gold pour in the second quarter of 2025, the Company reiterates the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million.
  Goose Project construction and development remains on schedule for first gold pour in the second quarter of 2025: All planned construction activities for 2024 were completed and project construction and development continue to progress on track to achieve first gold pour at the Goose Project in the second quarter of 2025. Following the successful completion of the 2024 sea lift, the construction of the 163 kilometer (“km”) Winter Ice Road (“WIR”) is well underway and expected to be completed on schedule and fully operational before March 2025, allowing for the transportation of all materials from the Marine Laydown Area (“MLA”) to the Goose Project site by the end of May 2025.
  Mining and trucking operations anticipated to commence at Fekola Regional in 2025, with first gold production expected in mid-2025; initial gold production at Fekola underground also expected in mid-2025: Following the expected receipt of the exploitation license for Fekola Regional in the first quarter of 2025, mining and trucking operations will commence, with gold production expected in mid-2025. The contribution of higher-grade open pit ore from Fekola Regional, to be trucked to the Fekola mill, is anticipated to contribute between 20,000 and 25,000 ounces in 2025 with average contribution of approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029. The approval of the exploitation phase to mine the higher-grade ore at Fekola underground is expected to be received in the second quarter of 2025 with initial gold production from Fekola underground expected in mid-2025. Significant exploration potential remains across the Fekola Complex to further extend mine life.
  Preliminary economic assessment (“PEA”) on the Antelope deposit at Otjikoto expected early in the first quarter of 2025: Following the successful completion in 2024 of an initial Inferred Mineral Resource Estimate for the Springbok Zone, which is the southernmost shoot of the recently discovered Antelope deposit located approximately three km south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia, the Company commenced a PEA which is expected to be completed early in the first quarter of 2025. Subject to receipt of a positive PEA and necessary permits and approvals, mining of the Springbok Zone could begin to contribute to gold production at Otjikoto as early as 2028. An initial budget of up to $10 million has been approved to de-risk the Antelope deposit development schedule by advancing early work planning, project permits and long lead orders. Exploration of the greater Antelope deposit has the potential to supplement the processing of low-grade stockpiles at Otjikoto, with an initial goal of adding between 80,000 and 90,000 ounces of additional gold production per year from 2029 through 2032, with potential to extend mine life further through additional drilling at the Springbok and Oryx Zones at the Antelope deposit.
  Feasibility Study on the Gramalote Project in Colombia targeted for completion in mid-2025: The positive PEA results on the Company’s 100% owned Gramalote Project, completed in the second quarter of 2024, outlined a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold commenced work on a feasibility study with the goal of completion in mid-2025. Feasibility work including geotechnical investigation, processing design and site infrastructure design is underway and the study remains on schedule.
  Continued focus on exploration investment across B2Gold’s prospective land packages: $61 million is budgeted for exploration in 2025 to support organic growth by advancing the Company’s pipeline of development, brownfield and greenfield exploration projects, with a considerable portion allocated to continue the significant exploration campaign at the Back River Gold District.

Fourth Quarter and Full Year 2024 Gold Production

Mine-by-mine production in the fourth quarter and full year 2024 was as follows:

	Gold Production (ounces)
Mine	Q4 2024	FY 2024	FY 2024 Revised Guidance
Fekola	84,015	392,946	420,000 - 450,000
Masbate	49,534	194,046	175,000 - 195,000
Otjikoto	52,452	198,142	185,000 - 205,000
Equity interest in Calibre (1)	-	19,644	20,000
Total	186,001	804,778	800,000 – 870,000

(1) Subsequent to June 20, 2024, B2Gold no longer recorded attributable production for Calibre.

Fekola Mine – Mali

Q4 2024
Tonnes of ore milled	2,442,390
Grade (grams/tonne)	1.17
Recovery (%)	91.9
Gold production (ounces)	84,015
Gold sold (ounces)	86,453

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 84,015 ounces in the fourth quarter, lower than anticipated largely due to delays experienced in accessing higher-grade ore in Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability for the first nine months of 2024, reducing tonnes mined, which continued to affect the availability of higher-grade ore of Fekola Phase 7 during the fourth quarter of 2024 resulting in less higher-grade ore processed. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability had returned to full capacity and mining rates were at expected levels at the end of 2024. Despite short term variations, overall mined ore volumes and grades continue to reconcile relatively well with modelled values. The Fekola processing facilities continued to perform as expected with 2.4 million tonnes processed during the fourth quarter of 2024.

For the full year 2024, the Fekola Mine produced 392,946 ounces of gold, below the low-end of its revised annual guidance range of between 420,000 and 450,000 ounces due to the significant delays in accessing the higher-grade ore from Fekola Phase 7. At the end of 2024, equipment availability was at full capacity and mining rates were as expected, positioning Fekola for strong operational performance in 2025. The Fekola Mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule.

Masbate Mine – The Philippines

Q4 2024
Tonnes of ore milled	2,190,610
Grade (grams/tonne)	0.95
Recovery (%)	74.1
Gold production (ounces)	49,534
Gold sold (ounces)	51,010

The Masbate Mine in the Philippines continued its strong performance in the fourth quarter of 2024, producing 49,534 ounces of gold, ahead of expectations, as a result of higher than anticipated mill throughput and slightly higher ore grade than budgeted, partially offset by slightly lower than expected gold recovery.

For the full year 2024, the Masbate Mine produced 194,046 ounces of gold, at the upper end of its revised guidance range of between 175,000 and 195,000 ounces.

Otjikoto Mine – Namibia

Q4 2024
Tonnes of ore milled	788,536
Grade (grams/tonne)	2.10
Recovery (%)	98.6
Gold production (ounces)	52,452
Gold sold (ounces)	50,330

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, also had a strong performance, producing 52,452 ounces of gold in the fourth quarter of 2024, with production from the Wolfshag underground mine remaining consistent through the quarter.

For the full year 2024, the Otjikoto Mine produced 198,142 ounces of gold, near the mid-point of its revised guidance range of between 185,000 and 205,000 ounces.

Fourth Quarter and Full Year 2024 Gold Revenue / Year-End 2024 Cash and Revolving Credit Facility Balance

For the fourth quarter of 2024, consolidated gold revenue was $500 million on sales of 187,793 ounces at an average realized gold price of $2,661 per ounce. For the full year 2024, consolidated gold revenue was $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per ounce.

As of December 31, 2024, unaudited cash and cash equivalents totaled approximately $340 million and $400 million had been drawn on the Company’s revolving credit facility, leaving $400 million available for future drawdowns, plus a $200 million accordion feature.

2025 Production and Cost Guidance

Guidance (100% Basis) (1)	Fekola Complex (2)	Masbate	Otjikoto	Existing Operations Total	Goose		Other	Operations & Projects Total
Period	Full Year	Full Year	Full Year	Full Year	H1	H2 (3)	Full Year	Full Year
Gold Production (koz)	515 – 550	170 - 190	165 – 185	850 - 925	-	120 - 150	-	970 – 1,075
Cash Operating Costs ($/oz produced)	845 - 905	955 – 1,015	695 – 755	835 – 895 (4)	-	-	-	-
Sustaining Capital Expenditures ($M)	77	22	13	112	8	-	-	120
Deferred Stripping / Underground Development ($M)	120	8	16	144	-	-	-	144
Sustaining Mine Exploration Expenditures ($M)	4	-	-	4	-	10	-	14
General & Administrative (incl. Stock Based Compensation) ($M)	15	7	6	28	-	-	66	94
All-In Sustaining Costs ($/oz sold)	1,550 – 1,610	1,310 – 1,370	980 – 1,040	1,460 – 1,520 (4)	-	-	-	-
Growth / Construction Capital Expenditures ($M)	16	17	-	33	101	-	28	162
Deferred Stripping / Underground Development ($M)	21	-	10	31	69	-	-	100
Growth Exploration Expenditures ($M)	5	3	7	15	15	7	11	48
Total Growth / Non-Sustaining Capital Expenditures ($M)	42	20	17	79	185	7	39	310

(1) Totals may not add due to rounding. Estimates are based on a $2,250 gold price assumption for 2025.
(2) The Fekola Complex comprises of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and the Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).
(3) Goose Mine operating cash costs, all-in sustaining costs, and capital expenditures estimates for the second half of 2025 will be released in Q2 2025 after the release of B2Gold’s initial Goose life of mine plan.
(4) Total cash operating costs and all-in sustaining costs do not include estimates for the Goose Mine, which will be updated in Q2 2025 prior to commencement of initial gold production at the Goose Mine.

In 2025, B2Gold expects total gold production to be between 970,000 and 1,075,000 ounces, a significant increase from 2024 production levels primarily due to the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that was undertaken throughout 2024, the expected contribution from Fekola Regional, the commencement of mining of higher-grade ore at Fekola underground, and the commencement of gold production at the Goose Project by the end of the second quarter of 2025.

The Company’s full year total cash operating costs for the Fekola Complex, Masbate, and Otjikoto are forecast to be between $835 and $895 per ounce and total AISC are forecast to be between $1,460 and $1,520 per ounce. Operating cost guidance for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after publication in the first quarter of 2025 of B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves.

The Company’s total gold production is expected to be significantly higher in the second half of 2025, with the commencement of gold production from Fekola Regional and Fekola underground in mid-2025, and the commencement of gold production at the Goose Project expected by the end of the second quarter of 2025.

Fekola Complex – Mali

The Fekola Complex comprises of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex’s total 2025 gold production is anticipated to increase significantly relative to 2024, predominantly due to the contribution of higher-grade ore from Fekola Regional and Fekola underground in mid-2025. Fekola Regional is anticipated to contribute between 20,000 and 25,000 ounces of additional gold production in 2025 through the trucking of open pit ore to the Fekola mill, and between 25,000 and 35,000 ounces of gold production is expected from the mining of higher-grade ore at Fekola underground, with production expected to commence in mid-2025.

The development of Fekola Regional will enhance the overall Fekola Complex life of mine production profile and is expected to extend the mine life of the Fekola Complex. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029. Significant exploration potential remains across the Fekola Complex to further extend mine life.

At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits with production of higher-grade ore at Fekola underground expected to commence in mid-2025. Mining and trucking operations at Fekola Regional will commence following the expected receipt of the exploitation license in the first quarter of 2025, with initial gold production expected in mid-2025.

The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 grams per tonne (“g/t”) gold with a process gold recovery of 93.4%. Gold production is expected to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

Capital expenditures in 2025 at Fekola are expected to total approximately $234 million, nearly a $75 million reduction from total estimated capital expenditures in 2024. Approximately $197 million would be classified as sustaining capital expenditures and $37 million would be classified as growth capital expenditures. Sustaining capital expenditures are expected to include approximately:

  $106 million for deferred stripping;
  $44 million for new and replacement Fekola mining equipment;
  $15 million for tailings storage facility construction;
  $14 million for underground development;
  $7 million for other mining costs;
  $5 million for general site expenses;
  $4 million for powerhouse; and
  $2 million for process plant.

Growth capital expenditures are expected to include approximately:

  $21 million for underground development;
  $14 million for regional development; and
  $2 million for mining equipment.

Masbate Mine – The Philippines

Gold production at Masbate is expected to be relatively consistent throughout 2025. Masbate is projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2025 at Masbate are expected to total $47 million, similar to total estimated capital expenditures in 2024. Approximately $30 million would be classified as sustaining capital expenditures and $17 million would be classified as growth capital expenditures. Sustaining capital expenditures are expected to include approximately:

  $8 million for deferred stripping;
  $7 million for mining equipment rebuilds and replacements;
  $6 million for construction of a new solar plant;
  $5 million for tailings storage facility construction;
  $3 million for processing; and
  $1 million for general site expenses.

Growth capital expenditures are expected to include approximately $13 million for Pajo pit land acquisition and $4 million for Pajo development.

Otjikoto Mine – Namibia

Gold production at Otjikoto will be weighted towards the first half of 2025 due to the conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2027. Exploration results received to date indicate the potential to extend underground production at Wolfshag past 2027, supplementing the processing operations into 2032 when economically viable stockpiles are forecast to be exhausted.

Following the 2024 release of an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three km south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia, the Company commenced a PEA which is expected to be completed early in the first quarter of 2025. Subject to receipt of a positive PEA and necessary permits and approvals, mining of the Springbok Zone could begin to contribute to gold production at Otjikoto as early as 2028. An initial budget of up to $10 million has been approved to de-risk the Antelope deposit development schedule by advancing early work planning, project permits and long lead orders. Exploration of the greater Antelope deposit has the potential to supplement the processing of ore stockpiles at the Otjikoto Mine, with an initial goal of adding between 80,000 and 90,000 ounces of additional gold production per year from 2029 through 2032, with potential to extend mine life further through additional drilling at the Springbok and Oryx Zones at the Antelope deposit.

Capital expenditures in 2025 at Otjikoto are expected to total $39 million, a small increase from total estimated capital expenditures in 2024. Approximately $29 million would be classified as sustaining capital expenditures and $10 million would be classified as growth capital expenditures. Sustaining capital expenditures are expected to include approximately:

  $16 million for underground development;
  $7 million for tailings storage facility construction; and
  $6 million for mining equipment replacement and rebuilds.

Growth capital expenditures are expected to include approximately $10 million to initiate Antelope deposit development.

Goose Project – Canada

The Back River Gold District consists of eight mineral claims blocks along an 80 km belt. Construction is underway at the most advanced project in the district, the Goose Project, and has been de-risked with significant infrastructure currently in place.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 310,000 ounces per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031. The Company remains on track to complete B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves by the end of the first quarter of 2025.

Following the successful completion of the 2024 sea lift, the construction of the WIR is well underway and expected to be completed on schedule and fully operational before March 2025, allowing for the transportation of all materials from the MLA to the Goose Project site by the end of May 2025.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Mining of the Echo pit continues to meet production targets and is anticipated to be ready to receive tailings when the mill starts. The Umwelt underground development remains on schedule for commencement of production by the end of the second quarter of 2025.

As of September 30, 2024, C$1,176 million of construction and mine development cash expenditures (or 76% of the total estimated cash expenditures) had been incurred. Based on its unaudited November 2024 cost report, the Company estimates that approximately 83% of the total estimated cash expenditures to first gold had been incurred as of November 30, 2024. Reconciled total cash expenditures as of December 31, 2024, will be published with the Company’s year-end financial statements to be released in February 2025. Based on the construction and mine development cash expenditures incurred to date, combined with the estimated expenditures to be incurred through to the first gold pour in the second quarter of 2025, the Company reiterates the total Goose Project construction and mine development cash expenditure estimate of C$1,540 million, as announced on September 12, 2024.

Gramalote Project – Colombia

On June 18, 2024, the Company announced the results of a positive PEA on its 100% owned Gramalote Project located in the Department of Antioquia, Colombia. The PEA outlines a significant production profile of 234,000 ounces of annual gold production for the first five years, with average annual gold production of 185,000 ounces over a 12.5 year project life with a low-cost structure and favorable metallurgical characteristics. Additionally, the PEA outlines strong project economics with an after-tax NPV 5% of $778 million and an after-tax internal rate of return of 20.6%, with a project payback on pre-production capital of 3.1 years at a long-term gold price of $2,000 per ounce.

The pre-production capital cost for the project was estimated to be $807 million (including approximately $93 million for mining equipment and $63 million for contingency). A robust amount of historical drilling and engineering studies have been completed on the Gramalote Project, which significantly de-risks future project development. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine.

B2Gold has commenced feasibility work with the goal of completing a feasibility study in mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not expected to be extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study is required. B2Gold has commenced work on the modifications to the Environment Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Capital expenditures in 2025 at Gramalote are expected to be relatively stable throughout the year, totaling $28 million related primarily to feasibility study costs and ongoing care and maintenance.

Exploration

B2Gold is planning another year of extensive exploration in 2025 with a budget of approximately $61 million. A significant focus will be on exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure. Early stage exploration programs will continue in the Philippines, Cote d’Ivoire and Kazakhstan in 2025. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

Canada Exploration

A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is planned for the more advanced Goose Project. A total of 12,000 meters (“m”) of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Project. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2024 summer regional exploration program. A significantly increased budget of $11 million is being allocated for the regional projects.

Mali Exploration

A total of $9 million is budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for Mali in 2025.

Namibia Exploration

A total of $7 million is budgeted for exploration at Otjikoto in 2025. The focus of the exploration program will be drilling to expand and refine the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 44,000 m of drilling planned.

The Philippines Exploration

The total budget for the Philippines in 2025 is approximately $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2025 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

Grassroots Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2025. This includes $2 million (7,200 m) in Kazakhstan, $2 million in Finland, and $1 million (1,000 m) in Cote d’Ivoire. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (“AISC”) on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated cash operating costs of between $835 and $895 per ounce and AISC of between $1,420 and $1,480 per ounce in 2024; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,460 and $1,520 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first six years; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in the second quarter of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2029 through 2032; the results and estimates in the Gramalote PEA, including the project life, average annual gold production, processing rate, capital cost, net present value, after-tax net cash flow, after-tax internal rate of return and payback; the timing and results of a feasibility study on the Gramalote Project; the potential to develop the Gramalote Project as an open pit gold mine; and planned 2025 exploration budgets for Canada, Mali, Namibia, The Philippines, Finland, Cote D’Ivoire and other grassroots projects. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules the SEC for domestic United States Issuers (the “SEC Rules”), (the “Exchange Act”). Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com